

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via Email</u>
E. Will Gray II
Chief Executive Officer and Director
Westcott Products Corporation
112 Loraine South, Suite 266
Midland, Texas 79701

      Re: Westcott Products Corporation
             Preliminary Information Statement on Schedule 14C
             Filed June 19, 2014
             File No. 001-10171

Dear Mr. Gray:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director

cc: Callie Tempest Jones
       Brunson Chandler & Jones, PLLC